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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

February 15, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Christina DiAngelo Fettig

Re:	StepStone Private Markets (the “Fund”)

Filing No: 333-265157; 811-23480

Dear Ms. Fettig:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report of the Fund filed on Form N-CSR relating to the fiscal year ended March 31, 2023 (the “Annual Report”) and other filings by the Fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the comments from the staff of the Securities and Exchange Commission (the “Staff”), along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the applicable filing.

March 31, 2022 Annual Report

1.

Comment: With respect to the audit opinion in the annual report for the year ended March 31, 2022, the Staff notes that the opinion was dated beyond 60 days from the Fund’s fiscal year end. Please explain how the Fund was in compliance with Rule 30e-1(d) under the Investment Company Act of 1940, as amended (the “1940 Act”), which requires reports to be transmitted to shareholders within 60 days of the Fund’s fiscal year end.

Response: The Fund acknowledges the Staff’s comment and has implemented revised processes that the Fund believes are reasonably designed to ensure that future reports are transmitted to shareholders within 60 days of the Fund’s fiscal year end.

March 31, 2023 Annual Report

2.

Comment: Item 24, Instruction 4(g)(2)(B) of Form N-2 requires that the table disclosing the Fund’s average annual total returns provide the returns to the nearest hundredth of one percent. Please confirm that the Fund will comply with this requirement going forward.

Response: The Fund will comply with the referenced disclosure requirement in future filings.

3.

Comment: Item 24, Instruction 4(g)(2)(B) of Form N-2 requires that the table disclosing the Fund’s average annual total returns assume that the maximum sales load (or other charges deducted from payments) is deducted from the initial investment. Similarly, Item 24, Instruction 4(g)(2)(C) requires that the line graph required by Instruction 4(g)(2)(A) assume that the maximum sales load (or other charges deducted from payments) is deducted from the initial investment. Please confirm that the Fund will comply with these requirements going forward.

Response: The Fund will comply with the referenced disclosure requirements in future filings.

4.

Comment: The last footnote to the Financial Highlights states that the portfolio turnover rate “Represents lesser of purchases of or distributions received from investments for the period divided by the average of the monthly fair value of investments during the period. Result is not annualized.” Item 4, Instruction 17(a) of Form N-2 requires the Fund to calculate the portfolio turnover rate by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of portfolio securities owned by the Fund during the fiscal year. Please explain how distributions received from investments factors into the portfolio turnover rate calculation.

Response: General partners of the private market assets in which the Fund invests sell underlying portfolio companies and distribute proceeds from such sales to the Fund. “Distributions received from investments” represent proceeds received from these sale of portfolio companies by the private market assets, as the Fund does not intend to sell its private market assets. However, the Fund acknowledges the Staff’s comment and will use “sales” instead of “distributions received from investments” in its portfolio turnover calculations in future filings.

5.

Comment: The Notes to Consolidated Financial Statements state that “The NAV of the Fund is determined as of the close of business on the last business day of each calendar month . . . .” The Staff notes that the Fund’s prospectus states that the NAV of the Fund is determined daily. Please explain the reason for this difference.

Response: The Fund calculated its NAV monthly until July 17, 2023, but has been calculating its NAV daily since that date. The Fund’s prospectus was amended on July 17, 2023 to reflect this change, among other items.

6.

Comment: With respect to the Schedule of Investments and the Notes to Consolidated Financial Statements, please explain how all disclosures required by ASC 820-10-50-6A, subparts a-f, for investments measured using NAV as a practical expedient have been met.

Response: The Fund acknowledges the Staff’s comment and has reviewed ASC 820-10-50-6A to determine whether all relevant requirements have been disclosed. The Fund notes that most requirements are addressed in the Consolidated Schedule of Investments (footnotes (b) and (c) in particular) as well as Note 8 in the Notes to Consolidated Financial Statements. The Fund further notes that subparts ASC 820-10-50-6A, e-f are not applicable to the Fund. The Fund intends to enhance this disclosure in future filings to fully address subparts a and c in particular.

7.

Comment: The Staff notes that the first table on page 24 references “Investments Valued at NAV or Adjusted NAV” in addition to Level 1, Level 2 and Level 3 holdings, but the table on page 25 indicates that some Level 3 holdings are valued at adjusted NAV. Please explain why certain Level 3 holdings are valued with an adjusted NAV for purposes of one table but not the other.

Response: There are two Level 3 holdings valued using adjusted NAV due to the nature and the timing of the information provided with respect to such holdings. The Fund notes that, moving forward, one such holding will be moving to the practical expedient, while the other will remain Level 3 but will no longer be valued using adjusted NAV. The Fund believes both these changes are immaterial.

8.

Comment: The Staff notes that the tax character of Subchapter M distributions is provided for the tax years 2021 and 2022 on page 29. ASC 946-505-50-5 requires the disclosure of the tax basis components of dividends paid for past two fiscal years. Please disclose the tax basis components of dividends as of the Fund’s fiscal year end.

Response: The Fund will comply with the referenced disclosure requirement in future filings.

9.

Comment: In each of the “Advisory Agreement” and “Sub-Advisory Agreement” subsections of the “Approval of Investment Advisory and Sub-Advisory Agreements,” please provide additional detail on the Board’s considerations with respect to performance.

Response: The Fund will make the requested change in future filings.

10.	Comment: Please provide additional detail in response to Item 4(c) of Form N-CSR.

Response: The Fund will make the requested change in future filings.

11.	Comment: Please provide the date as of which information is provided in the response to Item 8(a)(3) of Form N-CSR, in accordance with Instruction 1 to Item 8(a)(3).

Response: The Fund will make the requested change in future filings.

12.

Comment: If applicable, please identify the benchmark used to measure portfolio manager performance and the time period used in the response to Item 8(a)(3) of Form N-CSR, in accordance with Instruction 3 to Item 8(a)(3).

Response: The Fund confirms that no benchmark is used to measure portfolio manager performance.

Form N-CEN

13.

Comment: With respect to the Fund’s 2022 and 2023 Form N-CEN filings, the Staff notes that the internal control letters attached as exhibits do not indicate that the Fund’s financial statements are consolidated with its subsidiaries’ financial statements. If applicable, please include reference to consolidated financial statements.

Response: The Fund will make the requested change in future filings.

14.

Comment: With respect to the Fund’s 2023 Form N-CEN filing, the Staff notes that the response to Item B.5 is “No.” If applicable, please change this response to “Yes” to reflect that the Fund is part of a family of investment companies.

Response: The Fund will make the requested change in future filings.

15.

Comment: With respect to the Fund’s 2023 Form N-CEN filing, the Staff notes that the response to Item D.4 is “No.” If applicable, please change this response to “Yes” to reflect the Fund’s repurchases.

Response: The Fund will make the requested change in future filings.

General Comments

16.

Comment: The Fund has been identified in the registration statement as a non-diversified fund. However, it appears that the Fund may be operating as a diversified fund. If this has been the case for more than three years, please confirm that the Fund will request and receive shareholder approval prior to changing its status back to non-diversified in accordance with Section 13(a) and Rule 13(a)(1) under the 1940 Act.

Response: The Fund confirms that if it has been operating as a diversified fund for three consecutive years, the Fund will request shareholder approval to revert its status and will make the appropriate updates to its registration statement.

17.	Comment: If applicable, please include additional subsidiary and/or tax risk disclosure in the Fund’s registration statement given that the Fund has consolidated taxable subsidiaries.

Response: The Fund will make the requested change in future filings.

18.

Comment: With respect to the Fund’s N-2 filing on September 27, 2023, the Staff notes that the incorrect tag was used for interest payments on borrowings in the Fund’s Inline eXtensible Business Reporting Language submission. Please use the correct tag for this item.

Response: The Fund will make the requested change in future filings.

*    *    *    *    *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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